                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Feinberg, Larry N.
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   (Last)                           (First)             (Middle)

c/o Oracle Strategic Partners, L.P.
200 Greenwich Avenue, 3rd Floor
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                                    (Street)

Greenwich, CT 06830
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Halsey Drug Co., Inc. ("HDGC")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

October, 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

5% Convertible      $2.22    10/1/01  J(2)      1            Immed.   3/15/03  Common    60,663  See Note 7,905,577 I        See
Senior Secured                                                                 Stock             (2) under                   Note
Debentures                                                                                       Explana-                    (1)
                                                                                                 tion of                     under
                                                                                                 Responses                   Expla-
                                                                                                 Below.                      nation
                                                                                                                             of Re-
                                                                                                                             sponses
                                                                                                                             Below
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Common Stock                 NONE                                                                         2,020,200 I        See
Purchase                                                                                                                     Note
Warrants                                                                                                                     (1)
                                                                                                                             under
                                                                                                                             Expla-
                                                                                                                             nation
                                                                                                                             of Re-
                                                                                                                             sponses
                                                                                                                             Below
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Stock Options                NONE                                                                            10,000 I        See
                                                                                                                             Note
                                                                                                                             (1)
                                                                                                                             under
                                                                                                                             Expla-
                                                                                                                             nation
                                                                                                                             of Re-
                                                                                                                             sponses
                                                                                                                             Below
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
Explanation of Responses:

(1) The 5% Convertible Senior Secured Debentures ("Debentures"), Common Stock Purchase Warrants ("Warrants") and Stock Options ("Options") of Halsey Drug Co., Inc. ("Halsey") to which this note relates are held directly by Oracle Strategic Partners, L.P. ("Strategic Partners"). The Debentures, Warrants and Options are presently convertible into 7,905,577 shares of Common Stock, 2,020,200 shares of Common Stock, and 10,000 shares of Common Stock of Halsey, respectively. Oracle Strategic Capital, L.L.C. ("Strategic Capital") serves as the general partner of Strategic Partners. The undersigned is the managing member of Strategic Capital. The undersigned does not directly own any Debentures, Warrants, Options or Common Stock of Halsey. In accordance with Instruction 4(b)(iv), the entire number of shares of Debentures, Warrants and Options held by Strategic Partners is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of, Strategic Partners.

(2) The Debenture to which this note relates, in the principal amount of $134,672, was received as interest payment in pre-existing Debentures held by Strategic Partners. The Debenture to which this note relates is presently convertible into 60,663 shares of Common Stock of Halsey, reflecting a conversion price of $2.22 per share of Common Stock. Interest on all the Debentures held by Strategic Partners are paid quarterly on each January 1, April 1, July 1 and October 1.

      /s/ Larry N. Feinberg                              November 13, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

      Larry N. Feinberg,
      as managing member of
      Oracle Strategic Capital, L.L.C.,
      the general partner of
      Oracle Strategic Partners, L.P.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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